Exhibit 99.3

Press Conference

INFOSYS Limited Press CONFERENCE

Q3 FY 2014 RESULTS

January 10, 2014

CORPORATE PARTICIPANTS

S.D. Shibulal

Co-Founder, Member of the Board, Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

N. R. Narayana Murthy

Founder, Executive Chairman of the Board

PRESS

Indu

Economic Times

Chandra

ET Now

Rukmini

Bloomberg TV

John

Times of India

Vineeta

CNBC TV18

Shreeji Raj

Cogencis

Deepu

Business Standard

Balaji

Sangita

Deccan Chronicle

Kishore

PTI

Anurag

Mint Newspaper

Suresh

Bloomberg News

S.D. Shibulal

Good afternoon, everyone. It is a great pleasure for me to be here. Let me take this opportunity to wish you all a Happy New Year and a great 2014.

We had a decent Q3 as per our expectations. Our Q3 revenues were $2.1 bn, which is a growth of 1.7% in reported terms, and 1.2% in constant currency terms.In rupee terms revenue was Rs.13,026 Crores, quarter-on-quarter growth of 0.5%. Our growth was predominantly in non-US geographies and in Retail and CPG verticals. Our gross margin expanded by 80 basis points to 36.1.

Operating margins for the quarter improved by 1.5% to 25%. This is predominantly due to our initiatives to increase efficiency of our operations. Net margins for the quarter expanded to 22.1% compared with 18.6% last quarter. EPS for the quarter was Rs.50.32, quarter-on-quarter growth of 9.5% excluding the provision for the visa-related matters that was made in Q2. EPS for the quarter was $0.81, quarter-on-quarter growth of 11%, again excluding the provision for the visa-related matters that was made in Q2.

Our cash and cash equivalents were Rs.27,440 crores in rupee terms and $4.438 bn in US dollar terms. Volumes grew by 0.7%. Our offshore effort mix expanded by 1.3% during the quarter. Our revenue per employee went up by 2.2% both onsite and offshore. However, due to the April shift offshore, the blended revenue productivity increased by 0.7% only. On a constant currency basis, the blended revenue productivity went up by 0.2%. Utilization excluding trainees for the IT Services business declined by 0.6% to 76.9%. We added 54 new clients in this quarter, the number of million dollar clients went up by 26 to 495. The external business environment continues to improve marginally in most business segments. Clients are becoming marginally more confident about spending, at the same time they continue to focus on cost optimization. This thus provide us with an opportunity to create solutions which will reduce the total cost of ownership leveraging technologies. Budget activity for our clients are moving on a timely basis.

Overall, across the verticals, we see mixed trends regarding 2014 budgets. We expect the budgets to be flat overall from 2013 to 2014. Pricing for us continues to be stable. Our revenue productivity went up by 0.7% this quarter; however, we continue to see pricing pressure on large deals and commoditized services. We have realigned our business portfolio. This is to further enhance our focus on deepening client relationships, increasing market share, creating service differentiation and add through innovation and agility in execution.

We have appointed two presidents – B.G. Srinivas and Pravin Rao. B.G. along with his portfolio will focus on Global markets, and Pravin along with his portfolio will focus on Global Delivery and Service Innovation.

At this point I want to give you some more details about the realignment which we have just announced. Now this is further to our announcement on January 3rd, appointing two Presidents – B.G. Srinivas and U.B. Pravin Rao. The purpose of this realignment is to create industry-leading growth, create business differentiation, strengthening our client centricity, and to create market differentiation.

I am pleased to share with you an update on the organization structure. Going forward, as in the past, the Americas and Europe, go to the market operations will be organized as industry segments. There will be 7 industry segments and each of this will be led by an industry segment head. For each of these industry segments we will have P&Ls. All the industry segment heads are on this dias. Let me start with Sanjay Jalona, he will continue to head Manufacturing segment. Mr Ravi Kumar will continue to head Insurance segment, and in addition take responsibility for Cards and Payments segments. Manish Tandon, will continue to head Life Sciences segment, in addition Service segment in America will become part of his portfolio. Elvis who is not here, who is actually busy pursuing a deal will continue to head Resource and Utility segment in America. Mohit Joshi will now take responsibility for the Financial Services segment. Sandeep Dadlani will head the Retail, CPG and Logistics segment, and Rajesh Krishnamurthy will head Energy and Communication segments, and Service in Europe. In Manufacturing and Financial Services, Insurance and the ECS industry segments will report to B.G. Srinivas.RCL, Life Sciences, Resources and Utility segments will report to U.B. Pravin Rao. As I said, along with the segment responsibilities, B.G. will continue to focus on global markets, and Pravin will focus on Global Delivery and Service Innovation. Under each of these segments we will have Regional Sales and Delivery organized. Prasad Thrikutam will be taking up a new set of responsibilities – Marketing, Alliance, SGS, which is Strategic Global Sourcing, Infosys Public Service, Mexico and Brazil subsidiaries. He will report to B.G. Srinivas. Prasad will also become the Board Member in Infosys BPO.We are combining our service lines – Cloud, Infrastructure and Enterprise Mobility, and it will be headed by Vishnu Bhat. These organizational changes were announced today and it will become effective on April 1. We are also making some changes on our business enabling functions. We are creating a new function, talent fulfillment which will be headed by H R Binod. As part of this function he will take responsibility for E&R which will be headed by Nandita, and she will report to H R Binod. Vasudeva Nayak – Head of Global Immigration; Nabarun Roy – Head of Talent, Planning and Deployment, and the Head of Recruitment will all report to H R Binod. Quality and Productivity which is headed by Sunilkumar Gupta will now report to Pravin Rao. Srinath will continue to handle the portfolio – Information Security, Computers and Communication Division, Purchase and Communication Design Group and Chandrasekhar Kakal will actually join Srinath in managing this portfolio and eventually transition it over to Kakal when Srinath retires in November of 2014, also, Kakal will take the responsibility for the India unit and C.N. Raghupathi will report to Kakal going forward. There are some changes in a couple of other business enabling functions. One is Parvatheesam – Company Secretary and Chief Risk Officer will now report to Rajiv Bansal, along with a portfolio of Planning and Assurance being moved from Corporate Planning to Rajiv. Infosys Labs will report to U.B. Pravin Rao. So, these in continuation to the announcements which we made on January 3, and with this announcement we consolidate most of the business portfolio under Pravin and B.G. This is an organization which is undergoing transformation. There are multiple initiatives in progress. We had earlier expanded the Executive Council so that the heads of the units and business functions can participate in Executive Council deliberations. Now that we have implemented the presidents. As I said, there are multiple ideas in progress and now we have formalized and implemented the president structure. We are dissolving the Executive Council as of April 1. The two presidents will be putting in place their own governance structure. Lastly, we have increased our FY14 revenue guidance to 11.5% to 12%, in constant currency terms, it is 12.4% to 12.9%. This guidance is based on our achievements in the first 3 quarters and our expectations for Q4. Let me take this opportunity to wish all the best to this new leadership team and a great 2014. Thank you very much.

 Moderator

We now open the house for questions. Like always, we request every publication to ask one question and then we can go around the table again.

Indu

This is Indu from Economic Times. Mr Murthy, would you say that you are happy with whatever changes and the company’s performance that you have seen since you have come back? Are you concerned that perhaps some of the things, execution especially is taking longer than you initially expected?

N. R. Narayana Murthy

First of all, let me say that I have been brought up to aspire for better and better things. So therefore, I do not want to rest saying I am happy. We want to achieve bigger things. We want to do more aspirational stuff. That is the first part. I think this is a large organization where 160,000 people, we span 6 continents, therefore it is understandable that things can take time. In addition, the fact that we are bringing about transformational changes in the organization requires a lot deliberations, let me give you a good example of that, we had two streams – one, looking at expanding the executive council, another, looking at the organizational restructuring, particularly with respect to forming two presidents. Forming two presidents obviously is a very important initiative, that took long time, and we expected it. But we said, as a man in a hurry, somebody who wants to see some progress, I said, look, we have got this report on expanding the executive council, let us go ahead and do it. But when we got the report on forming the two presidents, we realized that the new structure is such that they will have their own governance structure, as Shibulal pointed out, and that the executive council will become superfluous, and that eliminating the executive council is not going to create any perturbation in the future growth trajectory of the corporation. Therefore, we bit the bullet, we took a tough decision. So therefore, I would say that I am not concerned about the delay. Certainly, we would like to do things faster and faster. That is what I would.

Chandra

Chandra here from ET Now. For the last 8 months you really stayed away from taking up any queries on Infosys, but today you are part of the press conference, how should we interpret this, does it mean you are happy with the progress so far, or is this the show of strength, because of the concerns around the recent exits?

N. R. Narayana Murthy

No, let me first of all talk about the recent exits. First of all, Chandra, you know very well that Infosys was the first Indian company to start a leadership institute, in fact, we are sitting in the leadership institute here in Mysore, we did it in 2000. We realize the importance of developing a large cadre of leaders. Every one of the senior people in the company participated in training of the leaders. We picked up a well-known academician-cum-practitioner from the US to head to become the first director. We have three tiers of leaders about 600 or so.

Therefore, for a company that has focused so much on leadership, while it is sad to see many of the excellent people leave the company for various reasons, some found passion and pursuit that were different from the company, some had ambitions that the company could not match, some preferred lower challenges, given all these things, it is inevitable that some of them left. But, the beauty of this company, it has a large cadre of leadership. Therefore, while we wish everyone of the ex-Infoscions the best in their future, the very fact that we have assembled a wonderful team of leaders, for example, look at the fact that the 2 presidents are just 50 years old – one is probably slightly less than 50, other is slightly more than 50 or something like that. We have other people sitting on the dais here who are all in their 40s, perhaps some sub-40s, these people have shouldered heavy responsibility in the company – for several years, some of them have taken new more bigger responsibilities. So therefore, I would say that we wish for the people that have left us the best. We are very confident that this company has a strong cadre of leaders and that will not be my worry at all.

Rukmini

Mr. Murthy this is Rukmini from Bloomberg TV. In the new scheme of things at Infosys perhaps a lot of people who are sitting on the dais will be reporting to people who were once their peers. Is there any apprehension that there could be any exits given the fact that maybe their aspirational values may not be matched going forward to them?

N. R. Narayana Murthy

Well, in a growing organization there will always be more and more opportunities and remember that in every organization all over the world they follow a pyramid structure so inevitably all over the world throughout the history of this world there have been situations where people who were peers one of them became the boss, but as long as the organization creates opportunities for others who take on bigger responsibility, to receive higher recognition which I believe Infosys is very confident of, I don’t think that will be an issue.

Participant

These are both HR related. Firstly, I want to ask if the Khobragade case has had any impact on issuing of visas for Indian workers in US and do you see an impact of that controversy going forward, any impact on your business? And second is why are the attrition levels so high and do you see attrition levels to continue in the next few quarters?

S. D. Shibulal

So, we have not seen any impact on anything related to our visas due to any reasons actually in the recent times and even before but your question is recent, so in the recent past. Regarding the attrition the numbers have come down actually from last quarter to this quarter, over the last 6 months we have been heavily focused on making sure that we meet our employee’s aspirations. We have given compensation increase. We have done promotions. We have changed the variable compensation structure, so number of things we have done. There are a number of deliberations which are going on within the organization regarding the next phase of changes, for example what we will be doing regarding the next compensation increase, what will be the next promotion cycle, all of those are being deliberated. So, we are very focused on meeting our employee’s aspiration.

John

Mr. Murthy, this is John here from the Times of India. There have been a number of changes since you have come back, some of them are not that clear to us Infosys 3.0 that was the largest strategy that you had, where exactly does that fit in now? There has been this talk of Products and Platforms being in a separate subsidiary. So, there is lot of effort that you have taken on the cost side. My simple question what is the largest strategy that you are working on?

N. R. Narayana Murthy

Well, first of all let me say it categorically that there is nothing wrong with Infosys 3.0.All that Infosys 3.0 said was we want to get a larger and larger share of the revenue from transformational projects that provide us better margins that every company in the world wants to do that, there is nothing wrong with that and we have about 32% or 33% of the revenue coming from transformational projects. Second we said continuing to grow with the linear relationship between revenue and number of people is not the best because you would create huge infrastructure, therefore we said we will work towards Products, Platform, and Solutions which will help us to create a nonlinear relationship between revenues and number of people that again nobody in the world can argue with that. A PPS is one of the instruments in achieving that, Finacle is another instrument, etc. Third we said historically, the Indian software industry has received a significant share of its revenue from the large outsourcing projects which are in the Business IT services or BITS as we call which is Application Development, Maintenance, IMS, IVS, etc. So, therefore there is nothing wrong in this strategy.

Just now Mr. Shibulal explained the various changes, all these changes come under one, making the organization more robust, which will make the sales more effective, which will make the software delivery more effective, and which will make the organization more efficient in terms of cost optimization. That’s about it.

Vineeta

Hi this is Vineeta Atre from CNBC TV18. Rajiv my question is to you. You have clearly outperformed as far as margins go for 3 quarters in a row. My question is what lies ahead in the coming quarter, is this performance here to stay?

Rajiv Bansal

If you look at our margins over the last 3 quarters they were at 23.5% so I really don’t know whether that is outperformance of margins because I thought everybody was expecting higher margins. But this quarter definitely our focus and our initiatives that we have taken to improve our efficiency on the delivery on the sales side has started yielding results and as a result of that we have seen a margin expansion of about 150 basis points to about 25%. What I would say is that, today we are very focused on ensuring that we have good growth, we want industry leading growth, and we want superior margins so aspiration remains the same. But at the same time we would make investments if there is a need. If we have to make investments in the immediate quarter we would make those investments to secure better future for ourselves. So you would see a margin volatility in that near term in quarter-on-quarter basis but the medium to long-term I would expect the margins to stay around 25%.

Shreeji Raj

This is Shreeji Raj from Cogensis. So, this question is to Murthy and Murthy, can you describe the kind of person that you would like to see as a next CEO because this is the first time that you are letting the CEO post sort of get out of the circle of founder. So, this is also an opportunity for you to probably be a little more picky when it comes to picking the right person. And also what is your role after that?

N. R. Narayana Murthy

Thank you for bringing an environment of levity into the conversation. Certainly I think we all, everybody in this room would like a CEO with high aspiration, who has courage, who drives excellence, who will make people feel an inch taller in his or her presence. A person who is very generous, a person who is very demanding and a person who brings confidence and joy to everybody around him or her. That is the kind of leaders that Infosys should have, that’s the kind of leader that India should have, that’s the kind of leader every country should have, and every organization should have. Now, on to the second part of your question I have been invited by the Board of Directors to add value to the company for a term of 5 years so therefore I have to spend every minute of mine to ensure that the company discharges its obligation to every stakeholder. Now, at a point when the Board of Directors is satisfied that the management team of whom I happen to be one cog in the wheel has done it to their satisfaction. I am sure they will allow me to go back to my retired life which is clearly something that I deserve so therefore I don’t want to say when and how? It is entirely left to the Board of Directors, it is entirely left to the management, and it is entirely left to how well we satisfy the aspirations of our stakeholders.

Deepu

Mr. Murthy this is Deepu here from Business Standard, good afternoon. When you say two presidents structure is better for selecting the next Infosys CEO, do you mean that many few internal candidates will also be considered during this selection process and also I think you have given a hint that there could be external candidates as well. See, now that you have the two president structure and either one of them or even an external candidate can become the CEO of the company is this structure going to continue with the company because you have done lot of transitional changes now today which you have announced based on the current structure.

N. R. Narayana Murthy

Well, first of all as I pointed out earlier, a group of very senior people went into deep deliberation and arrived at the two-president structure. They felt that at this point in time seeing what the environment is, looking at various parameters of success for the company. This is the best structure. This structure also helps the nominations committee to create an internal platform of the candidates that could be looked at by the nominations committee to decide on the next CEO. There could be. Now in the event that there is an outside candidate who will be chosen as the CEO of the company, then we all felt that this structure will bring stability to the organization. So, therefore looking at all these parameters this is a very good structure and certainly I think all of us would like one of these two people to become the next leader after Mr. Shibulal but then that is not for us to look at that is for the nominations committee to decide.

Deepu

I remembered last time I spoke to you a lot of work is under progress and today’s announcement what percent of that is accomplished now?

N. R. Narayana Murthy

No as I pointed out at the AGM the cost optimization I said would take anywhere from 6 months to 18 months to start yielding results. Then I said that the sales effectiveness program will take at least 9 months to 21 months or so to yield results and the delivery effectiveness which is the most difficult one will take anywhere from 12 months to 24 months to yield results, that is why I talked about 3 years I don’t know if you remember. So, it is too early for me to say what percentage it is finished because unless we see a certain impact, unless we start seeing certain critical mass of progress it doesn’t make any sense in saying I have finished x-percent and therefore we have done well.

Balaji

Is it too much of a coincidence that we see you return and then we see Infosys is bouncing back.

N. R. Narayana Murthy

I think let us give full credit to Gopalkrishnan and Shibulal, B. G. Srinivas, Pravin and Rajiv Bansal, Sanjay Jalona, Mohit Joshi, Sandeep Dadlani, there is Nityanandan here. Every one of them has done a remarkable job, they are working very hard. They all realize that we are still work-in-progress, we have a lot more work to do so we have to give full credit to these people, so let’s not just make some statements.

Balaji

In fact sir, I wanted to ask the way these last 2 quarters and all happened even though you have retired and all, you seem to be growing young number one. Number two sir, when I meant coincidence means it is a welcome coincidence I have never said that the way you have interpreted that they are not being doing and all, it is a good turn.

N. R. Narayana Murthy

No, I didn’t said that, I said they have been doing very well.

Balaji

Yes, they have been doing very well, there was no doubt about that one but going forward from the industry point of view I am asking in larger and from the comments Shibulal and Rajiv made how is the outlook in the coming year calendar 2014, Mr. Murthy you also in terms of industry and the world sir, how the economy and all if you could also guide? And then Shibulal can tell.

S. D. Shibulal

Balaji it is too early to give a guidance for the next year. So we are not giving guidance for the next year that will happen when we are here in April. Generally, as I said we have seen margin improvements in the client’s confidence, at the same time they continue to be reluctant to take large investment decisions. They are very much focused on cost and that does give us an opportunity to create solutions which will reduce their total cost of ownership using technologies and that is an opportunity for us to grow. Budgets are being closed timely, it is not like it will get closed two quarters down the line, they have been closed timely. And our observation is that the budgets will be flat from last year to this year. We are seeing variations in the budgets across various verticals. In some verticals we are seeing some improvements, some we are not seeing improvements. For example in Retail the holiday season results will determine how the budgets are going to pan out. But we expect the budgets to be flat in turn as a portfolio for us. So, as I said we have seen marginal uptick in the client’s confidence but they still are taking long decision-making cycles for larger investments and we do see an opportunity for us to add value by creating solutions which will reduce their total cost of ownership. Finally the guidance for next year is in April.

Sangita

This is Sangita from Deccan Chronicle. Shibu, you mentioned the new function talent fulfillment by H R Binod? First of all we would like to know who H R Binod is? And what happens to Tan why have you changed to that particular function right now?

S. D. Shibulal

So Tan will continue to head HR, the only piece which is moved out of Tan and his recruitment is, there are lot more other things to be done in HR like performance management, compensation and benefits, employee developments, there are many things to be done. The recruitment function has been moved from Tan to H R Binod and the idea is to create one single function which will take responsibility for talent fulfillment. If you look at the entire supply chain, it will start with the recruitment process, fresher and lateral recruitment followed by the enabling process or the learning process which is E&R, E&R will look after fresher foundation program as well as lateral development program, the middle management development program followed by Nabarun who will look after talent fulfillment. That will include making sure that the right person is available at the right time at the right place and also sometimes releasing people from programs which are matured enough which can release people and then being reused for other opportunities in other parts of the organization. So the entire chain not from recruitment, enablement, and fulfillment and the last piece is mobility which is ability for people to move across the globe and that is with Nayak. So all of these are being consolidated under one single function. The sole purpose is to create agility and the speed of execution.

Kishore

This is Kishore from PTI. Shibu you said you are looking at driving efficiency. So are you hinting at increasing recruitment?

S. D. Shibulal

The recruitment is actually a reflection of our business need. So this year all the people whom we have recruited last year have already joined and they are undergoing training and some of them are already being released to production. We need to look at next year and we will recruit as per our business requirement and that will include freshers and laterals and on top of that we will be also recruiting in our local markets from the colleges for delivery and for sales.

N. R. Narayana Murthy

It is very important to remember that recruitment numbers alone should not be the criterion to judge whether the company is growing or not because all over the world and in India we have to look at improving productivity. So therefore if we want to improve productivity of people, then we have to ensure that the same time people perform much more this year compared to last year. So therefore let us not go only by the number of people that a company recruits to indicate what the future will be. Your future is a function of so many things, markets, our ability to sell well, all of that. One of the important factors is the employee productivity.

Anurag

Mr. Murthy this is Anurag from Mint Newspaper. You have already said that your aspiration has been for Infosys to grow much faster than the industry. So when do we really start to see that aspiration translate into your performance?

N. R. Narayana Murthy

At this stage, we are all concerned about putting in place various initiatives which when completed will hopefully give us benefits. So therefore I would be less than honest if I were to give you a specific date but our desire, our goal is to get back to the days when Infosys had industry leading growth rate and industry leading margin. That was a fact. It is all there on record. So therefore we want to get back to those olden days but when it all depends upon how well we execute various initiatives that we have started. So let me not jump the gun and say by this date we would be in a position.

Hari

Sir Hari from Economic Times. My question is like you said that you deserve one more time your chance at your retired life. Would it be right to conjecture that Mr. Rohan Murthy would also possibly want to go back to his life or is he a candidate for future CEO?

N. R. Narayana Murthy

First of all, Rohan is assisting me in my office and he is doing a brilliant job. I am very grateful to him, but what he wants to do, I think it is a decision that should be left with him even that he is 30-year-old. Number three, what position he will hold in Infosys that is not for me to decide so therefore all those are completely speculative and right now he is on leave from Harvard and certainly I think my understanding is that he would like to go back to Harvard at an appropriate time. But then who knows he may change his mind. He may do something else in India, who knows? So I cannot commit what he will do in his future that is not fair from my part.

Suresh

Suresh here from Bloomberg News. My question is given that Infosys has been in the last few years not made any significantly large acquisition, the Lodestone acquisition was the last one.

N. R. Narayana Murthy

Well, that was in 2012 September.

Suresh

In terms of ticket size for an acquisition, it has been relatively sort of small.

N. R. Narayana Murthy

350 mn is not small.

Suresh

Just looking forward from here at this point in time as far as you are concerned the three pillars that you spoke about cost optimization, sales efficiency, and delivery optimization or whatever you have spoken of are 3 sort of independent of an acquisition strategy. At this point in time do you see Infosys growing only organically or are you sort of open and is that a parallel stream in which way you would continue to look at acquisition?

N. R. Narayana Murthy

No, I think we have an acquisition group that keeps looking at various candidates they evaluate. We are open to acquisitions, but we have a set of criterion. As long as those criteria are met, certainly I think we will look at it very seriously.

Participant

You had one Chairman’s office, there are 4-5 members including Rohan is also there, now couple of them are taking up other business roles as well so the Chairman’s office does it still exist now in your team.

N. R. Narayana Murthy

No, Chairman’s office has a tenure of at least 3 years. Remember at AGM I spoke about a period of 3 years, but in my opinion will be needed to bring about the transformation of the company. Yes Vinod who happens to be an important member of that, he has been given an additional charge of leading the talent fulfillment function. So therefore Chairman’s office will not seize to operate. It will seize when I leave definitely.

Participant

Mr. Shibulal one clarification, other than most of the roles you have discussed today, most of them will be reporting to the Presidents is what we understand. Are there any particular function roles who will be directly reporting to Mr. Murthy other than Presidents or Presidents will be reporting to you? Which are the roles who are directly reporting to Mr. Murthy?

S. D. Shibulal

No, actually the Presidents will be report to me and everything will report to the Presidents. The business function is reported to the Presidents and Chairman’s office will report to the Chairman. I report to Mr. Murthy.

Participant

And one clarification on Mr. Kakal. You said he will be report to Mr Batni most of the Mr. Batni’s role he will deliver those and so the transition will happen, so you mentioned Mr. Batni is expected to retire in August or something like that November so does it mean that who is also a board member after his retirement Mr. Kakal will also be a board member?

S. D. Shibulal

So at that point in time he will report to Pravin Rao. The other decision is the nomination committee decision which we will have to wait until November 2014.

Moderator

Thank you so much.